23002081

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NOV 27 2023
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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 10/01/22 (MM/DD/YY) AND ENDING 09/30/23 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Nestlerode & Loy, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

110 Regent Court, Suite 202
(No. and Street)

| State College | PA | 16801 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Brian Anderson | 814-238-6249 | banderson@nestlerode.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

J.H. Williams & Co., LLC
(Name – if individual, state last, first, and middle name)

| 230 Wyoming Ave, 2nd Floor | Kingston | PA | 18704 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 10/14/2003 | 211 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

## OATH OR AFFIRMATION

I, Brian Anderson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Nestlerode & Loy, Inc., as of September 30th, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
DEANNA K WAKEFIELD - Notary Public
Centre County
My Commission Expires February 12, 2025
Commission Number 1173063

Signature: Brian Anderson

Title: CFO

Deanna K. Wakefield
Notary Public

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☑ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# Nestlerode & Loy, Inc.
**Annual Financial Statements**
**Table of Contents**
**September 30, 2023**

---

Page

J.H. Williams & Co., LLC
OUR PASSION IS SERVICE
Certified Public Accountants

**Report of Independent Registered Public Accounting Firm**

Nestlerode & Loy, Inc.
110 Regent Court, Suite 202
State College, Pennsylvania

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Nestlerode & Loy, Inc. as of September 30, 2023, and the related statements of income and comprehensive income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Nestlerode & Loy, Inc. as of September 30, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Nestlerode & Loy, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Nestlerode & Loy, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The supplemental information presented in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Nestlerode & Loy, Inc.'s financial statements. The supplemental information is the responsibility of Nestlerode & Loy, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information presented in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Nestlerode & Loy, Inc.'s auditors since 2009.

J. H. Williams & Co., LLC

November 18, 2023

www.jhwilliamscpa.com
230 Wyoming Avenue • 2nd Floor • Kingston, Pennsylvania 18704
Tel: 570 288 3651 • Fax: 570 288 6106

J.H. Williams & Co., LLC
OUR PASSION IS SERVICE
Certified Public Accountants

**Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures**

Nestlerode & Loy, Inc.
110 Regent Court, Suite 202
State College, Pennsylvania

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (SIPC-7) for the year ended September 30, 2023. Management of Nestlerode and Loy, Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended September 30, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2023, with the Total Revenue amounts reported in Form SIPC-7 for the year ended September 30, 2023, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

**Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures**
**(Cont'd)**

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended September 30, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Nestlerode and Loy, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

J. H. Williams & Co., LLC

November 18, 2023

# Nestlerode & Loy, Inc.
**Statement of Financial Condition**
**September 30, 2023**

---

ASSETS

| | |
|---|---|
| Cash | $ 247,519 |
| Receivables: | |
| Accounts receivable - brokers and dealers | 4,376 |
| Accounts receivable - 12b-1 | 4,741 |
| Total receivables | 9,117 |
| Prepaid taxes and expenses | 31,445 |
| Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $160,864 | 22,089 |
| Securities owned | 52,513 |
| | $ 362,683 |

LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| LIABILITIES | |
| Accounts payable - trade | $ 5,184 |
| Accrued salaries and wages | 3,026 |
| Accrued and withheld payroll taxes | 7,384 |
| Pension payable | 34,956 |
| Accrued corporate income taxes | 865 |
| Deferred income taxes | 2,539 |
| TOTAL LIABILITIES | 53,954 |
| STOCKHOLDERS' EQUITY | |
| Preferred stock | 20,000 |
| Common stock | 24,200 |
| Retained earnings | 263,019 |
| Accumulated other comprehensive income | 1,510 |
| TOTAL STOCKHOLDERS' EQUITY | 308,729 |
| | $ 362,683 |

The accompanying notes are an integral part of these financial statements.

## Nestlerode & Loy, Inc.
**Statement of Income and Comprehensive Income**
**For the year ended September 30, 2023**

| | | |
|---|---|---|
| REVENUES | | |
| Investment advisory revenue | | $ 1,371,044 |
| Commissions and distribution fees | | 70,238 |
| Trailing commissions and fees | | 118,358 |
| Service fees and other income | | 3,625 |
| | TOTAL REVENUES | 1,563,265 |
| EXPENSES | | |
| Compensation | | 1,037,989 |
| Employee benefits | | 114,540 |
| Occupancy | | 66,291 |
| Selling and administrative | | 360,675 |
| | TOTAL EXPENSES | 1,579,495 |
| | (LOSS) FROM OPERATIONS | (16,230) |
| OTHER INCOME (EXPENSE) | | |
| Interest and dividend income | | 3,489 |
| | (LOSS) BEFORE INCOME TAXES | (12,741) |
| PROVISION (BENEFIT) FOR INCOME TAXES | | |
| Federal income tax | | 1,892 |
| State income tax | | 862 |
| | TOTAL PROVISION (BENEFIT) FOR INCOME TAXES | 2,754 |
| | NET (LOSS) | $ (15,495) |
| OTHER COMPREHENSIVE INCOME, NET OF TAX | | |
| Unrealized gains on securities available-for-sale: | | |
| Unrealized holding gains | | 1,510 |
| | TOTAL COMPREHENSIVE (LOSS) | $ (13,985) |

The accompanying notes are an integral part of these financial statements.

# Nestlerode and Loy, Inc.
## Statement of Changes in Stockholders' Equity
## For the year ended September 30, 2023

| | Common Stock | Preferred Stock | Retained Earnings | Accumulated other Comprehensive Income (Loss) | Total |
|---|---|---|---|---|---|
| BALANCES - BEGINNING | $ 24,200 | $ 20,000 | $ 278,514 | $ 0 | $ 322,714 |
| NET (LOSS) | - | - | (15,495) | 1,510 | (13,985) |
| BALANCES - ENDING | $ 24,200 | $ 20,000 | $ 263,019 | $ 1,510 | $ 308,729 |

The accompanying notes are an integral part of these financial statements.

# Nestlerode & Loy, Inc.
**Statement of Cash Flows**
**For the year ended September 30, 2023**

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net (loss) | $ (15,495) |
| Adjustments to reconcile net (loss) to net cash provided by operating activities: | |
| Depreciation and amortization | 4,098 |
| Amortization of lease liabilty | 39,051 |
| Deferred income taxes | 1,389 |
| (Increase) decrease in: | |
| Accounts receivable - brokers and dealers | (2,374) |
| Accounts receivable - 12b-1 | (186) |
| Prepaid taxes and expenses | 4,833 |
| Increase (decrease) in: | |
| Accounts payable - trade | (1,692) |
| Accrued salaries and wages | (302) |
| Accrued and withheld payroll taxes | 359 |
| Pension payable | 18,956 |
| Accrued corporate taxes | 865 |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | 49,502 |
| CASH FLOWS FROM INVESTING ACTIVITIES | |
| Purchase of furniture, equipment and leasehold improvements | (8,653) |
| Purchase of securities | (50,356) |
| NET CASH (USED IN) INVESTING ACTIVITIES | (59,009) |
| CASH FLOWS FROM FINANCING ACTIVITIES | |
| Payments on lease liability | (39,981) |
| NET CASH (USED IN) FINANCING ACTIVITIES | (39,981) |
| NET (DECREASE) IN CASH | (49,488) |
| CASH - BEGINNING | 297,007 |
| CASH - ENDING | $ 247,519 |
| SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION | |
| Interest paid | $ 891 |
| Income taxes paid | $ 0 |

The accompanying notes are an integral part of these financial statements.

## NOTE 1 – Nature of Operations

Nestlerode & Loy, Inc. (formerly Nestlerode & Company, Inc.), (the "Company"), was incorporated on September 17, 1965, for the purpose of providing brokerage and investment advisory services and is registered with the Securities and Exchange Commission. The Company maintains an office in State College, PA.

## NOTE 2 – Summary of Significant Accounting Policies

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents on September 30, 2023.

### Allowance for Bad Debts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for bad debts is required.

### Depreciation and Amortization

Fixed assets are recorded at cost. Furniture and equipment are depreciated using straight-line methods over 5 and 7 years. Leasehold improvements are generally depreciated using the straight line method over 20 years. Computer software costs are amortized using the straight line method over 3 years. Maintenance and repairs are expensed as incurred and the costs of additions and improvements are capitalized. Depreciation and amortization expenses totaled $4,098 for the year ended September 30, 2023.

**Revenue Recognition**

Effective January 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable considerations only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to the Company's equity as of January 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expenses, leasing and insurance contracts.

Commissions and Distribution Fees

The Company buys and sells securities on behalf of its customers. When a customer enters into such a transaction, the Company charges or receives a commission. Commissions and related clearing expenses are recorded on a trade date basis. The company believes that the performance obligation is satisfied on the trade date because that is when the underlying pricing is agreed upon, and the risk and rewards of ownership have been transferred to the customer.

Trailing Commissions and Fees

The Company incurs distribution costs and receives trailing commissions and fees for the marketing to and servicing of customers who have purchased mutual funds and insurance products. The trailing commissions and fees revenue are variable in nature and generally based on a percentage of the market value of the customers' investment holdings in trail-eligible assets as of a given date. The Company has determined that the trailing commissions and fees are constrained and are only recognized as revenue at a point in time when the trail becomes known (usually monthly or quarterly), which is determined by the contractual terms with the product provider.

Investment Advisory Revenue

The Company charges or receives a management fee in connection with management and investment advisory services performed for customers with managed accounts. The management fee is a percentage of the customer's investment holdings as of a given date (usually end of quarter or end of month), and the performance obligation related to the transfer of services is satisfied over a period of time (usually quarterly or monthly). The revenue from the advisory services are recorded when the performance obligation for the period of time covered by the management fee is earned. Any unearned portions are recorded as deferred revenue, net of associated fees and expenses.

**Income Taxes**

The Company uses an asset and liability approach to financial accounting and reporting of income taxes. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Timing differences are due primarily to depreciation on property and equipment.

As of September 30, 2023, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. Additionally, the Company had no interest and penalties related to income taxes.

The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2019.

**Concentrations of Credit Risks**

The Company's cash balances in financial institutions, at times, may exceed the Federal Deposit Insurance Corporation (FDIC) insured limits. The Company has not experienced any losses and believes it is not exposed to any significant credit risk.

**Leases**

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee of office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if known or the Company uses its incremental borrowing rate. The implicit rate of our lease is not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for computers and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

**NOTE 3 – Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule which requires the maintenance of minimum net capital. A computation of net capital under Rule 15c3-1 is included as Schedule I of this report.

**NOTE 4 – Customer Accounts Fully Disclosed**

The Company does not hold any customer securities. All such accounts are carried at RBC Clearing & Custody, Minneapolis, Minnesota. Therefore, the Company claims exemption from the reporting requirements of Rule 15c3-3(k)(2)(ii).

**NOTE 5 – Liabilities Subordinated to Claims of General Creditors**

There are no liabilities subordinated to claims of general creditors.

**NOTE 6 – Securities Owned**

The Company held $52,513 at September 30, 2023 in mutual funds. Fair values and unrealized holding gains and losses are summarized as follows:

| | Cost | Fair Value | Unrealized Holding Gain (Loss) |
|---|---|---|---|
| RBC Insured Deposits | $ 100 | $ 100 | $ 0 |
| Vanguard Growth & Income | 50,256 | 52,413 | 2,157 |
| | $ 50,356 | $ 52,513 | $ 2,157 |

The following schedule summarizes the investment return for the year ended

| | Total |
|---|---|
| Interest income | $ 0 |
| Dividend income | 357 |
| | $ 357 |

Fair Value:

The Company measures its financial instruments in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Section for Fair Value Measurements. This codification section clarifies the definition of fair value financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. Fair Value Measurements establishes a fair value hierarchy and specifies that a valuation technique used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under Fair Value Measurements are described below:

**NOTE 6 – Securities Owned (Continued)**

*Level 1* -- Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Entity has the ability to access at the measurement date;

*Level 2* -- Inputs that are observable for substantially the full term of the asset or liability (other than quoted prices for the specific asset or liability in an active market), including quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in a nonactive market, inputs other than quoted prices, and inputs derived principally from or corroborated by observable market data by correlation or otherwise; and

*Level 3* -- Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

As required by the Codification Section for Fair Value Measurements, financial instruments are classified within the level of the lowest significant input considered in determining fair value. Financial instruments classified within Level 3 whose fair value measurement considers several inputs may include Level 1 or Level 2 inputs as components of the overall fair value measurement.

The tables that follow set forth information about the level within the fair value hierarchy at which the Company's financial instruments are measured at September 30, 2023.

| | Fair Value Measurements | | | |
|---|---|---|---|---|
| **Assets:** | **Quoted prices in active markets for identical assets (Level 1)** | **Significant other observable inputs (Level 2)** | **Significant unobservable inputs (Level 3)** | **Total** |
| Securities Owned | | | | |
| RBC Insured Deposits | $ 100 | $ 0 | $ 0 | $ 100 |
| Vanguard Growth & Income | 52,413 | | | 52,413 |
| | $ 52,513 | $ 0 | $ 0 | $ 52,513 |

**NOTE 7 – Advertising**

The Company follows the policy of charging the costs of advertising to expense during the year in which the advertising first takes place. Advertising expense was $16,219 for the year ended September 30, 2023.

## NOTE 8 – Pension Plan

The Company maintains a profit sharing 401(K) plan for the benefit of eligible employees. Eligibility under this plan is limited to employees of the Company who work at least 1,000 hours a year and have been employed for 1 year. The Company may match up to 100% of the first 3% of contributions made by employees, as well as 50% of contributions between 3% and 5%. The Company may also make profit sharing contributions to the plan at its discretion.

Company contributions totaled $57,627 under both plans for the year ended September 30, 2023.

## NOTE 9 – Related Party Transactions

The Company leases office space under a lease with Harbar Enterprises, a related party that is owned by a majority stockholder of the Company. The total lease payments to Harbar Enterprises for the year ended September 30, 2023 were $44,400. See Note 12.

## NOTE 10 – Provision for Income Taxes

Income tax expense (benefit) for the year ended September 30, 2023 consisted of the following:

| | Federal | Deferred | Total |
|---|---|---|---|
| Federal | $ 908 | $ 984 | $ 1,892 |
| State | 457 | 405 | 862 |
| Totals | $ 1,365 | $ 1,389 | $ 2,754 |

Deferred tax liabilities consisted of the following components:

| | Federal | State | Total |
|---|---|---|---|
| Unrealized holding gains | $ 453 | $ 194 | $ 647 |
| Property and equipment | 1,325 | 567 | 1,892 |
| Totals | $ 1,778 | $ 761 | $ 2,539 |

### NOTE 11 – Stockholders' Equity

Details of stockholders' equity at September 30, 2023 are as follows:

| | Preferred Stock | Common Stock |
|---|---|---|
| Value | $ 20,000 | $ 24,200 |
| Par Value | None | None |
| Shares authorized | 5,000,000 | 5,000,000 |
| Shares issued and outstanding | 2,420,000 | 2,420,000 |

The common stock is the voting stock of Nestlerode & Loy, Inc. The preferred stock has no voting rights and is not entitled to participate in the management of Nestlerode & Loy, Inc.

### NOTE 12 – Leases

The Company has obligations as a lessee for office space with an initial term in excess of one year. The Company classified the lease as an operating lease. The lease contains a renewal option for an additional period of three years. Because the company is reasonably certain to exercise this renewal option, the optional period is included in determining the lease term, and associated payments under the renewal options are included in the lease payments. The Company's lease does not include a termination options for either party. Payments due under the lease contracts include fixed payments plus variable payments. The Company's office space lease requires it to make variable payments for the Company's share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The components of lease cost for the year ended September 30, 2023 are as follows:

| | |
|---|---|
| Finance lease cost: | |
| Amortization of right to use assets | $ 39,981 |
| Interest expenses | 891 |
| Net lease cost | $ 40,872 |

## NOTE 12 – Leases (Continued)

Amounts reported in the balance sheet as of September 30, 2023 were as follows:

| | | |
|---|---|---|
| Financing lease right of use assets | $ | 0 |
| Financing lease liabilities: | | |
| Current portion of long-term debt | $ | 0 |
| Long-term debt | | 0 |
| Total financing lease liability | $ | 0 |

During the year ended September 30, 2023 we had the following cash and non-cash activities associated with our lease:

Cash paid for amounts included in the measurement of lease liabilities:

| | | |
|---|---|---|
| Operating cash flows from financing leases | $ | 891 |
| Financing cash flows from financing leases | $ | 39,981 |

Effective October 15, 2023 the company has entered into a month to month lease with Harbar Enterprises LLC with a right of termination by either party.

## NOTE 13 – Firm Commitments or Contingencies

There are no firm commitments or contingencies.

# SUPPLEMENTAL INFORMATION

# Nestlerode & Loy, Inc.

## Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Act of 1934

## September 30, 2023

NET CAPITAL

| | | |
|---|---|---|
| Total stockholders' equity | $ | 308,729 |
| Deduct stockholders' equity not allowable for net capital computation | | (1,510) |
| TOTAL STOCKHOLDERS' EQUITY ALLOWABLE FOR NET CAPITAL COMPUTATION | | 307,219 |
| Deductions | | |
| Petty cash | | 746 |
| Receivables due for fees earned from third-party participations | | 500 |
| Mutual fund concessions receivable (net of related accounts payable) | | 885 |
| Non-security related debit balances due 12b-1 fees (net of related accounts payable) | | 3,318 |
| Haircut on securities owned | | 7,877 |
| Prepaid taxes and expenses | | 31,445 |
| Fixed assets (net of accumulated depreciation and amortization) | | 22,089 |
| Other deductions | | 1,456 |
| TOTAL DEDUCTIONS | | 68,316 |
| ADJUSTED NET CAPITAL | $ | 238,903 |

AGGREGATE INDEBTEDNESS

| | | |
|---|---|---|
| Accounts payable - trade | $ | 3,383 |
| Accounts payable - 12b-1 fees | | 1,422 |
| Accounts payable - Mutual Fund Concessions | | 379 |
| Accrued salaries and wages | | 3,026 |
| Accrued and withheld payroll taxes | | 7,384 |
| Pension payable | | 34,956 |
| Corporate taxes payable | | 865 |
| Deferred income taxes | | 2,539 |
| TOTAL AGGREGATE INDEBTEDNESS | $ | 53,954 |

| | | |
|---|---|---|
| Computation of Basic Net Capital | | |
| Minimum net capital required (6 2/3% of total aggregate indebtedness) | $ | 3,597 |
| Minimum dollar net capital required | $ | 50,000 |
| Adjusted Net Capital | $ | 238,903 |
| Minimum Net Capital Required (Greater of Above) | | 50,000 |
| EXCESS NET CAPITAL | $ | 188,903 |
| Ratio: Aggregate indebtedness to adjusted net capital | | .22 to 1 |

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17A-5 as of September 30, 2023)

There were no material differences between the computation of net capital under Rule 15c3-1 in the above computation and the corresponding unaudited Part IIA filing by Nestlerode & Loy, Inc. for the year ended September 30, 2023.

# Nestlerode & Loy, Inc.
## Schedule II - Selling and Administrative Expenses
## For the year ended September 30, 2023

| | | |
|---|---|---|
| Trading expense | $ | 46,224 |
| Payroll taxes | | 45,078 |
| Contracted services | | 34,059 |
| Director Fees | | 10,000 |
| Insurance | | 21,268 |
| Licenses and fees | | 11,280 |
| Research | | 10,868 |
| Dues and subscriptions | | 21,394 |
| Office expense | | 32,566 |
| Training and seminars | | 469 |
| Professional fees | | 26,210 |
| Advertising | | 16,219 |
| Computer support | | 15,447 |
| Telephone and communication expenses | | 24,222 |
| Meals and entertainment | | 15,950 |
| Travel & admin | | 5,414 |
| Taxes | | 6,970 |
| Depreciation and amortization | | 4,098 |
| Client gifts | | 12,929 |
| Miscellaneous | | 10 |
| TOTAL SELLING AND ADMINISTRATIVE | $ | 360,675 |

## Nestlerode & Loy, Inc.
## Exemption Report

**Nestlerode & Loy, Inc.** (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of17 C.F.R. §240.15c3-3 (k)(2): (i) and (ii)

- (i) – The Company is claiming an exemption for our investment advisory fee business and our direct-way mutual fund business. We do not have a "Special Account for the Exclusive Benefit of Customers' but do require this exemption for other lines of revenue.

- (ii) – The Company is claiming an exemption which applies to broker-dealers who, as introducing broker-dealers, clear all customer transactions on a fully disclosed basis with a clearing broker-dealer, and who promptly transmit all customer funds and securities to such clearing broker-dealer.

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

---

**Nestlerode & Loy, Inc.**

I, **Brian Anderson,** swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

**By:** Brian Anderson

**Title: CFO**

**Dated:** 10/24/2023

J.H. Williams & Co., LLC
OUR PASSION IS SERVICE
Certified Public Accountants

**Report of Independent Registered Public Accounting Firm**

Nestlerode & Loy, Inc.
110 Regent Court, Suite 202
State College, Pennsylvania

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Nestlerode & Loy, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Nestlerode & Loy, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) and (2)(ii) (the "exemption provisions") and 2) Nestlerode & Loy, Inc. stated that Nestlerode & Loy, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Nestlerode & Loy, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Nestlerode & Loy, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

J. H. Williams & Co., LLC

November 18, 2023